

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2017

Damián Scokin
Chief Executive Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

> **Re:** **Despegar.com, Corp.**
> **Amendment No. 3**
> **Draft Registration Statement on Form F-1**
> **Submitted July 31, 2017**
> **CIK No. 0001703141**

Dear Mr. Scokin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Expedia transaction, page F-16

1. We note from your response to prior comment 6 that the $125 million termination payment is accounted for as a repayment liability and it was recorded within cash flows from financing activities. Given the long-term nature of this obligation, please tell us if you considered imputing interest expense pursuant to ASC 835-30.

You may contact Kristen Shifflett at 202-551-3381 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure